


15005013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



No Act
PE 12/22/14

January 8, 2015

Act: 1934
Section:
Rule: 14a-8 (OD8)
Public
Availability: 1-8-15

Michael Francis
Akerman LLP
michael.francis@akerman.com

Re: Pharma-Bio Serv, Inc.
Incoming letter dated December 22, 2014

Dear Mr. Francis:

This is in response to your letter dated December 22, 2014 concerning the shareholder proposal submitted to Pharma-Bio Serv by Roberto Rodríguez Vélez and Chamir Highley Meléndez. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Roberto Rodríguez Vélez
Chamir Highley Meléndez

***FISMA & OMB Memorandum M-07-16***

January 8, 2015

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Pharma-Bio Serv, Inc.
Incoming letter dated December 22, 2014

The proposal would have the board declare a quarterly dividend payment of $0.025 per share.

There appears to be some basis for your view that Pharma-Bio Serv may exclude the proposal under rule 14a-8(i)(13). In this regard, we note that the proposal relates to a specific amount of cash dividends. Accordingly, we will not recommend enforcement action to the Commission if Pharma-Bio Serv omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pharma-Bio Serv relies.

Sincerely,

Evan S. Jacobson
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Michael Francis

Akerman LLP
One Southeast Third Avenue
Suite 2500
Miami, FL 33131-1714
Tel: 305.374.5600
Fax: 305.374.5095

December 22, 2014

**VIA EMAIL (shareholderproposals@sec.gov)**
Division of Corporation Finance
Office of Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**RE: Shareholder Proposal Submitted to Pharma-Bio Serv, Inc. by Roberto Rodriguez Veléz and Chamir Highley Meléndez, received on October 21, 2014**

Ladies and Gentlemen:

We submit this letter and the enclosed materials on behalf of Pharma-Bio Serv, Inc., a Delaware corporation (the "Company," "we," "us" and "our"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As discussed below, the Company received a shareholder proposal (the "Proposal") from Roberto Rodriguez Veléz and Chamir Highley Meléndez, jointly (the "Proponents"), for inclusion in the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "2015 Proxy Materials").

The Company intends to omit the Proposal from the 2015 Proxy Materials for the reasons set forth below and respectfully requests that the Staff of the Division of Corporation Finance for the Securities and Exchange Commission (the "Staff") confirm that it will not recommend any enforcement action against the Company for excluding the Proposal.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), we have submitted this letter and the related materials to the Staff via e-mail to shareholderproposals@sec.gov. Because we are submitting this request electronically pursuant to Staff Legal Bulletin No. 14D, we are not enclosing six copies of this correspondence as is ordinarily required by Rule 14a-8(j)(2) of the Exchange Act. A copy of this submission is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposal from its 2015 Proxy Materials. This letter is being filed with the Staff pursuant to Rule 14a-8(j)(1) no later than eighty (80) calendar days before the Company intends to files its definitive 2015 Proxy Materials with the Staff.

## THE PROPOSAL

The Proposal reads as follows:

**Shareholder Resolution**
That the Board of Directors declare a quarterly dividend payment of $0.025 per share.

**Supporting Statement**
The well-respected Wharton economist Jeremy Siegel explained that paying dividends is the old-fashioned, time-tested way companies show investors their earnings are real and their bottom line is strong. More recently companies without a dividend history are generally received favorably when they declare new dividends. A dividend is a strong signal to the public of a vibrant and financially sound organization. A dividend rewards an investor for continuing to be a shareholder in flat or declining markets. It also creates a precedent of rewarding shareholders, and sets an expectation of future dividend growth. At this point in time and after more than eight (8) years of public trading in PBSV common stock, PBSV is a more mature company with significant cash reserves and therefore, the time is right to declare a quarterly dividend of $0.025 per share. The Stockholder urges your support for this issue.

The letter submitting the Proposal is attached as Exhibit A.

## BASES FOR EXCLUSION

### I. The Proposal may be excluded under Rule 14a-8(i)(13) of the Exchange Act because it relates to specific amounts of cash dividends.

Rule 14a-8(i)(13) states that a registrant may omit a shareholder proposal from its proxy materials if the proposal "relates to specific amounts of cash or stock dividends." The Proposal mandates that the Board of Directors of the Company declare a quarterly dividend payment of $0.025 per share. As such, the Proposal mandates that specific amounts of cash dividends be declared by the Company.

In connection with its adoption in 1976, the Staff noted that "[t]he purpose of [Rule 14a-8(i)(13)] was to prevent security holders from being burdened with a multitude of conflicting proposals on such matters." The Staff was concerned that several proponents might independently submit to an issuer proposals asking that different amounts of dividends be paid. The Staff has consistently interpreted Rule 14a-8(i)(13) of the Exchange Act broadly, permitting the exclusion of shareholder proposals that purport to set minimum amounts or ranges of dividends or that would establish formulas for determining dividends. See Bassett Furniture Industries, Incorporated (January 23, 2012) (permitting the exclusion of a proposal to pay a dividend of at least $4.00 of cash per share); Exxon Mobil Corporation (March 17, 2009) (permitting the

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exclusion of a proposal to pay dividend of 50% of net income); American Express (December 21, 2007) (permitting the exclusion of a proposal to pay a special dividend of $9.00 per share); Source Interlink Companies, Inc. (January 5, 2007) (permitting the exclusion of a proposal to pay a special dividend of $5.00 per share); Computer Sciences Corporation (March 30, 2006) (permitting the exclusion of a proposal to pay annual dividend of not less than 50% of earnings); and Microsoft Corporation (July 19, 2002) (permitting the exclusion of a proposal to pay dividend of 50% of current and subsequent year earnings).

We believe the Proposal may be excluded under Rule 14a-8(i)(13) of the Exchange Act because, as with the excluded proposals referenced above, the Proposal asks that the Board declare a specific cash dividend of $0.025 per share.

**II. The Proposal may be excluded under Rule 14a-8(i)(1) of the Exchange Act because the subject matter of the Proposal is not proper for action by shareholders under the laws of Delaware, the jurisdiction of the Company's organization.**

Rule 14a-8(i)(1) provides that shareholder proposals which are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization" are excludable. For the reasons set forth below, the Company believes the Proposal is not a proper subject for action by shareholders under Delaware law.

*The Proposal would require action that, under state law, falls within the discretion of the Company's Board of Directors.*

Section 141(a) of the Delaware General Corporation Law ("DGCL") provides that the "business and affairs of every corporation organized under [the DGCL] shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Significantly, if there is to be any variation from this mandate, it can only be as "otherwise provided in this chapter [of the DGCL] or in [the Company's] certificate of incorporation." The Company's certificate of incorporation does not grant shareholders the authority to manage the Company with respect to any specific matter, including establishing a dividend policy, or any general class of matters. Thus, under the DGCL, a company's board of directors holds the full and exclusive authority to manage the business and affairs of the Company, including with respect to the Company's dividend policy.

Moreover, Section 170 of the DGCL provides that the board of directors may declare and pay dividends, subject to any restrictions contained in a corporation's certificate of incorporation. There are no provisions in the DGCL or the Company's Restated Certificate of Incorporation that grant stockholders the right to make decisions regarding the declaration of dividends as called for by the Proposal. The Proposal requests that the Board take certain actions that are squarely within the Board's discretionary authority under Delaware law. Consequently, as consistently recognized by the Staff, the Proposal is not a proper subject for action by the Company's stockholders and the Company may properly omit the Proposal from its 2015 Proxy Materials under Rule 14a-8(i)(1) of the Exchange Act.

In addition, Delaware courts have stated that the authority to declare and pay dividends lies within the business judgment of the board of directors and that shareholders cannot compel directors to pay dividends absent fraud or gross abuse of discretion by the board of directors. See, e.g., Gabelli & Co. v. Liggett Group, 479 A.2d 276 (Del. 1984) (noting in connection with a shareholder action to compel the declaration and payment of a dividend by the board of directors that "it is settled law in [Delaware] that the declaration and payment of a dividend rests in the discretion of the corporation's board of directors in the exercise of its business judgment"); Leibert v. Grinnell Corp., 194 A.2d 846 (Del. Ch. 1963) (noting in connection with a shareholder action to compel the distribution to stockholders of all earnings received by the corporation from securities it held that the decision of the board of directors not to pay dividends is shielded by the business judgment rule); Treves v. Menzies, 142 A.2d 520 (Del. Ch. 1958) (noting in connection with a shareholder action to compel a corporation to pay accrued and unpaid cumulative dividends on the corporation's preferred stock that "as to when such dividends are to be paid obviously rests in the honest discretion of the directors").

Also, the note to Rule 14a-8(i)(1) of the Exchange Act provides that "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." Furthermore, the Staff has stated that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)." *See Staff Legal Bulletin No. 14 (July 13, 2001).* The Proposal is not drafted as a recommendation or request to the Company's board of directors. Instead, the Proposal provides that "The Board of Directors declare a quarterly dividend payment of $0.025 per share." As a result, we believe that the Proposal may be excluded because it would be binding on the board of directors and, therefore, improper under state law.

For the foregoing reasons, we believe that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(1) of the Exchange Act because it is improper under state law.

**CONCLUSION**

For the reasons stated above, we respectfully request that the Staff confirm that it will not recommend any enforcement action against the Company for excluding the Proposal from the Company's 2015 Proxy Materials pursuant to Rules 14a-8(i)(13) and 14a-8(i)(1) of the Exchange Act.

Should you have any questions or would like additional information regarding the foregoing, please do not hesitate to contact the undersigned at 305-982-5581 or michael.francis@akerman.com.

Sincerely,

Michael Francis
For the Firm

Received
Oct 21, 2014
via e-mail

October 14, 2014

**BY EXPRESS MAIL AND ELECTRONIC MAIL**
nplaza@pharmabioserv.com

**PRIVATE & CONFIDENTIAL**
Ms. Nélida Plaza
Corporate Secretary
PHARMA-BIO SERV, INC.
Pharma-Bio Serv Building, #6 Road 696
Dorado, PR 00646

**Re: Stockholder Proposals for 2015 Annual Meeting**

Dear Ms. Plaza:

The purpose of this document is to provide written confirmation that (i) on October 14, 2014, Roberto Rodríguez Vélez and Chamir Highley Meléndez (hereafter, the "Stockholder") formally submitted certain proposals to you on behalf of the Board of Directors of Pharma-Bio Serv, Inc. ("PBSV"), (ii) the Stockholder holds 536,030 shares of PBSV common stock as of September 2014, and (iii) such shares were held of record by Pershing LLC.

I hereby formally submit the enclosed Stockholder proposals (see Exhibit A attached) to be included in the proxy statement for PBSV, to be distributed to all shareholders prior to the 2015 Annual Meeting.

The Stockholder has held more than $2,000 in common stock for PBSV since December 2006, which is more than one year prior to the submission of the Stockholder proposals on October 14, 2014 and will continue to maintain ownership of these shares through the date of the PBSV 2015 Annual Meeting. A document from Pershing LLC is provided herewith to confirm the Stockholder's current ownership of PBSV common stock [see Exhibit B and C attached].

These Stockholder proposals are being submitted in accordance with U.S. Securities & Exchange Commission Rule 14a-8, as amended, and focus on the PBSV officers and directors fiduciary responsibility to maximize shareholders' value, through the appointment and/or adoption of (i) an external Investor Relations person/firm; (ii) a cash dividend payment policy and (iii) a share repurchase program.

The Stockholder will be attending the 2015 PBSV Annual Meeting. In the meantime, the Stockholder is available to meet and discuss this matter prior to such time. Accordingly, please let me know if any additional information or clarification is required.

Sincerely yours,





Roberto Rodríguez Vélez    Chamir Highley Meléndez

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

**EXHIBIT A**

## STOCKHOLDER PROPOSALS

### STOCKHOLDER PROPOSAL #1

**Shareholder Resolution**

That the Board of Directors declare a quarterly dividend payment of $0.025 per share.

**Supporting Statement**

The well-respected Wharton economist Jeremy Siegel explained that paying dividends is the old-fashioned, time-tested way companies show investors their earnings are real and their bottom line is strong. More recently companies without a dividend history are generally received favorably when they declare new dividends. A dividend is a strong signal to the public of a vibrant and financially sound organization. A dividend rewards an investor for continuing to be a shareholder in flat or declining markets. It also creates a precedent of rewarding shareholders, and sets an expectation of future dividend growth. At this point in time and after more than eight (8) years of public trading in PBSV common stock, PBSV is a more mature company with significant cash reserves and therefore, the time is right to declare a quarterly dividend of $0.025 per share. The Stockholder urges your support for this issue.

**EXHIBIT B**

**PERSHING LLC STATEMENT AS OF SEPTEMBER 2014**

Pages 8 through 14 redacted for the following reasons:
- - - - - - - - - - - - - - - - - - - - - - - - - - - - -
***FISMA & OMB Memorandum M-07-16***

# EXHIBIT C

## PERSHING LLC STATEMENT AS OF SEPTEMBER 2014

Pages 16 through 19 redacted for the following reasons:
- - - - - - - - - - - - - - - - - - - - - - - - - - - - -
***FISMA & OMB Memorandum M-07-16***


RD
CAPITAL

November 7, 2014

Dr. Roberto Rodríguez Vélez
Mrs. Chamir Hiahlev Meléndez

***FISMA & OMB Memorandum M-07-16***

Dear Dr. Rodríguez and Mrs. Heighly:

In response to the letter sent by Mr. Michael Francis of Akerman LLP requesting certification of the shares held by you at the time 12 months prior to the date of your letter submitted to Pharma-Bio Serv, Inc.'s Board of Directors pursuant to PBSV 2015 Annual Meeting. This letter is to certify that Dr. Roberto Rodríguez Vélez and Chamir Highley Meléndez held on their account with RD Capital Group, Inc. the amount of 455,000 shares of PBSV common stock as of such date, and this amount of shares continued to be owned by you as of the date of this letter.

Should you need any additional information do not hesitate to contact us.

Cordially,

Jorge Blum
VP Operations